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June 15, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


Re:  Merrill Lynch Mortgage Investors, Inc.,
     Amendment No. 2 to the Registration Statement on Form S-3
     ---------------------------------------------------------


Ladies and Gentlemen:

On June 14, 2004, on behalf of Merrill Lynch Mortgage Investors, Inc. (the "Depositor"), we submitted for filing under the Securities Act of 1933, as amended, via EDGAR, the Depositor's Amendment No. 2 to the Registration Statement on Form S-3 (Registration No. 333-112231). This filing was made in error and we kindly request that the filing be withdrawn.

If there are any questions, please do not hesitate to call me at (215) 994-2777.


Sincerely,



/s/ Steven J. Molitor



Enclosure